October 19, 2007

File Desk
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: China Agritech, Inc.: Registration Statement on Form S-1, as Amended

Dear Ladies and Gentlemen:

On behalf of our client, China Agritech, Inc., a Delaware corporation (the “Company”), we enclose for filing with the Securities and Exchange Commission, in accordance with Regulation S-T, an Amendment to the Company’s Registration Statement on Form S-1, which is being filed, pursuant to Rule 415 of the Securities Act of 1933 and the General Instructions of Form S-1, to register the offer and sale of 10,954,205 shares of the Company’s common stock (the “Shares”).

Please note that, in response to Comment 31 of the letter dated September 26, 2007 from Mr. John Reynolds to Mr. Yu Chang, we have included a form of opinion re: legality required by Item 601 of Regulation S-K which includes only the Shares issued in connection with the Company’s private placements. We will file one or more opinions to address the legality of the Shares not issued in connection with any of the Company’s private placements by amendment to the registration statement.

Please call the undersigned at (202) 508-4306 with any questions or comments you may have.

Very truly yours,

/s/Joseph R. Tiano
Joseph R. Tiano

Enclosures